Catherine S. Gallagher cgallagher@velaw.com

Tel +1.202.639.6544 Fax +1.202.879.8985

February 28, 2013

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Susan Block, Attorney-Advisor

Re:	KNOT Offshore Partners LP

Draft Registration Statement on Form F-1

Submitted January 28, 2013

CIK No. 0001564180

Ladies and Gentlemen:

This letter sets forth the response of KNOT Offshore Partners LP (the “Registrant”) to the comment letter dated February 12, 2013 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Draft Registration Statement on Form F-1 submitted on January 28, 2013 (the “Registration Statement”). On behalf of the Registrant, we have filed a revised draft of the Registration Statement (the “Revised F-1”) today via EDGAR. Also included are certain exhibits to the Registration Statement. A copy of this letter has been furnished via EDGAR as correspondence. All references to page numbers in the responses below are to page numbers in the redlined Revised F-1. In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

General

1.	We note your response to our prior comment 5. Please revise throughout the prospectus to clearly reflect when you are discussing the future structure of your business. We note statements such as “[w]e have a modern fleet” on page 1, the

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Securities and Exchange Commission February 28, 2013 Page 2

entire discussion under “Sustainable cash flow supported by charters with leading energy companies” on page 4, and similar statements elsewhere. Please revise, for instance, to say you “will” have a modern fleet or that you believe your services will be integrated with the offshore oil fields, at page 4.

Response: The Registration Statement has been revised as requested. Please see pages 1, 4, 9, 27, 28, 31, 34, 36, 37, 86, 125, 128 and 135 of the Revised F-1.

Summary, page 1

2.	We note your response to our prior comment 11. In one of the opening paragraphs, please provide revenue and net losses (of your Predecessor) for the most recent audited fiscal year end and interim stub. Providing this information to investors here will help them better place your disclosure in context.

Response: The Registration Statement has been revised as requested. Please see page 1 of the Revised F-1.

3.	We note your revisions and response to our prior comment 12 and reissue, in part. Please further revise to state that it is your belief that one of your principal strengths is your relationship with KNOT, at page 3 under “Our Relationship with Knutsen,” and please revise to state as a belief that you “expect to benefit from your relationship with Knot,” at page 4 under “Competitive Strengths.”

Response: The Registration Statement has been revised as requested. Please see pages 3, 4, 126 and 127 of the Revised F-1.

4.

We note you response to our prior comment 13, and we reissue the comment. Please remove references to beneficial aspects of your affiliates. While a brief description of the areas of business in which your affiliates are engaged may be helpful to investors in assessing potential conflicts, discussion of beneficial aspects of your affiliates or at-length discussions are not appropriate as this is not an offering of their securities. We note for example “one of the largest shipping companies in Norway,” “one of the world’s largest marine transportation providers,” “the world’s second-largest owner of crude oil shuttle tankers,” and “while KNOT intends to focus primarily on the development of newbuild and project opportunities and the operation of vessels under charters that are short term and/or variable in nature” on page 1, “the world’s second-largest owner of crude oil shuttle tankers, with a fleet almost four times the size of its next largest

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competitor,” “Predecessors of TSSI date back to 1896,” “established credit-worthy customers,” “NYK is listed on the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange. It is one of the world’s largest marine transportation providers, with a fleet of approximately 800 vessels,” on page 3, and all but the last two sentences in the first bullet under Competitive Strengths on page 4. Similarly revise throughout as necessary, such as under the “Management’s Discussion and Analysis” and “Business” sections. Discussions regarding these affiliated entities should be in the context of, and balanced with the fact that, as you discuss in your response to us, these entities are contractually obligated to provide some business opportunities to the Registrant.

Response: The Registration Statement has been revised as requested. Please see pages 1, 3, 4, 86, 125, 126, 127 and 128 of the Revised F-1.

5.	Please also explain briefly what is meant by KNOT is your “sponsor.” Clarify what you mean by “sponsor” and whether or not this is governed by any contractual arrangements.

Response: The Registrant respectfully advises the Staff that KNOT, pursuant to a contribution agreement, will contribute to the Registrant all of the vessels in the Registrant’s initial fleet in connection with the initial public offering in exchange for a certain percentage of the Registrant’s common units and all of the Registrant’s subordinated units and incentive distribution rights. In addition, pursuant to the omnibus agreement that will be entered into between KNOT and the Registrant in connection with the offering, KNOT will be contractually obligated to provide the Registrant with certain growth opportunities, such as the right to purchase (1) the Carmen Knutsen within 24 months after the closing of the offering and Hull 2531, Hull 2532, Hull 2575 and Hull 574 within 24 months after each such vessel’s respective acceptance by its charterer and (2) any other shuttle tankers operating under charters of five or more years. Nonetheless, to avoid any confusion, the Registrant has deleted any references to the word “sponsor” throughout the prospectus.

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KNOT Offshore Partners LP, page 1

6.	We note your disclosure at page 2 regarding the right to purchase from KNOT other shuttle tankers. Please expand upon your discussion of what is required by the vessel’s “respective acceptance by its charterer.”

Response: The Registration Statement has been revised as requested. Please see pages 2, 3 and 126 of the Revised F-1.

Summary of Conflicts of Interest and Fiduciary Duties, page 10

7.	We note your response to our prior comment 20. Please revise the second bullet point to additionally clarify that when your general partner is acting in its individual capacity it may act without any fiduciary obligation to you or the unitholders whatsoever.

Response: The Registration Statement has been revised as requested. Please see page 10 of the Revised F-1.

8.	We note your response to our prior comment 23. Please revise to disclose KNOT’s right to receive common units and general partner units in connection with its right to reset target distribution levels.

Response: The Registration Statement has been revised as requested. Please see page 10 of the Revised F-1.

9.	We note your response to our prior comment 39. Please revise the third bullet to state that there are circumstances where KNOT may own and operate shuttle tankers under charters of five or more years that may compete with you.

Response: The Registration Statement has been revised as requested. Please see page 10 of the Revised F-1.

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Risk Factor, page 23

Our debt levels may limit our flexibility, page 25

10.	We note your response to our prior comment 29. Please revise to further explain to potential investors how your debt level may limit your ability to make cash distributions.

Response: The Registration Statement has been revised as requested. Please see page 25 of the Revised F-1.

Business, page 130

Charters, page 136

Hire Rate, page 136

11.	We note your response to our prior comment 38. It appears that under these facts and circumstances your hire rates represent information that is material to potential investors and required pursuant to Items 303(a)(3)(ii), (iii), and (iv) of Regulation S-K. Please revise to disclose this information.

Response: The Registrant respectfully notes that the disclosure of the individual hire rates for each vessel would not add materially to the very substantial and detailed information in the F-1 regarding the Registrant’s historical financial performance and prospects for future revenue generation. The F-1 discloses “time charter and bareboat revenues,” which represents the aggregate of all of the Registrant’s time charter and bareboat charter revenues. No other revenues are included in this line item. The Registrant has included in the F-1 two full years of historical financial and operating information for its vessels, as well as a forecast. The historical data and the forecast reflect all of the vessels included in the Registrant’s initial fleet. In addition, in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” (“MD&A”), the Registrant has included the percentage of revenue that each of its charterers contributes to total revenues. These percentages are also disclosed in the F-1 “Risk Factors”, as well as in Footnote 3 to the Financial Statements. Moreover, the F-1 includes a description of the material terms of the Registrant’s time charters and bareboat charters.

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The Registrant believes that disclosure of the historical financial results of the vessels pursuant to the time charters and bareboat charters and the revenues they have produced and are forecasted to produce represent the most relevant data for investors. Furthermore, the long-term nature of the charters makes the existing charter rates of even less interest than they might be if the Registrant’s vessels were subject to short-term charters. The earliest expiration date of any of the Registrant’s charters, including KNOT’s guarantee of the hire rates under the charters for the Bodil Knutsen and the Windsor Knutsen, is 2018, and the average remaining life of the charters is approximately 8.1 years. The rates at which the Registrant would be able to re-charter its vessels upon expiration of its charters will be dependent upon supply, demand and the technology available at the time of re-chartering of the vessels. The Registrant believes that this risk has already been adequately described in the Risk Factors section of the F-1.

For all the reasons set forth above, the Registrant believes that including disclosure of individual hire rates would not provide an investor with any material additional information and would not impact an understanding of the disclosure in the MD&A and Business sections of the F-1. The Registrant believes that there is no additional information that would be material to an investor’s understanding of the Registrant’s charter agreements and business.

Finally, a number of master limited partnerships, as well as other shipping companies, do not disclose individual charter rates. Some examples include, among others, Teekay LNG Partners L.P., Teekay Offshore Partners L.P., Teekay Tankers Ltd., Teekay Corporation, Golar LNG Limited and Golar LNG Partners LP.

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Please contact Catherine Gallagher (202.639.6544) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ CATHERINE S. GALLAGHER
Catherine S. Gallagher

cc:	Theresa Messinese (Securities and Exchange Commission)

Lyn Shenk (Securities and Exchange Commission)

John Dana Brown (Securities and Exchange Commission)

Arild Vik (KNOT Offshore Partners LLC)

Sean T. Wheeler (Latham & Watkins LLP)

Adorys Velazquez (Vinson & Elkins L.L.P.)